Exhibit 99.1

FOR IMMEDIATE RELEASE

DragonWave Updates Revenue Expectations for First Quarter 2016

Ottawa, Canada, June 3, 2015  — DragonWave Inc. (TSX: DWI; NASDAQ: DRWI) a leading global supplier of packet microwave radio systems for mobile and access networks, today announced updated revenue expectations of approximately $27 million for its first quarter of fiscal year 2016, ended May 31, 2015. Revenue is lower than expected because shipments associated with orders received did not make the first quarter cut off.  These shipments are now expected to occur in the second quarter fiscal year 2016.

These updated revenue expectations are preliminary, have not been reviewed by DragonWave’s external auditors, and are subject to completion of customary quarterly closing and internal review procedures. Revenue figures are in U.S. dollars.

About DragonWave

DragonWave® is a leading provider of high-capacity packet microwave solutions that drive next-generation IP networks.  DragonWave’s carrier-grade point-to-point packet microwave systems transmit broadband voice, video and data, enabling service providers, government agencies, enterprises and other organizations to meet their increasing bandwidth requirements rapidly and affordably.  The principal application of DragonWave’s portfolio is wireless network backhaul, including a range of products ideally suited to support the emergence of underlying small cell networks.  Additional solutions include leased line replacement, last mile fiber extension and enterprise networks.  DragonWave’s corporate headquarters is located in Ottawa, Ontario, with sales locations in Europe, Asia, the Middle East and North America.  For more information, visit http://www.dragonwaveinc.com.

DragonWave®, Horizon® and Avenue® are registered trademarks of DragonWave Inc.

Forward-Looking Statements

Certain statements in this release constitute forward-looking statements within the meaning of applicable securities laws. Forward-looking statements include statements as to DragonWave’s expectations with respect to revenue for the fiscal quarter ended May 31, 2015 and the expected timing of shipments.  These statements are subject to certain assumptions, risks and uncertainties, including the completion of our quarter-end closing and review process. Readers are cautioned not to place undue reliance on such statements.  DragonWave’s actual results, performance, achievements and developments may differ materially from the results, performance, achievements or developments expressed or implied by such statements. Risk factors that may cause the actual results, performance, achievements or developments of DragonWave to differ materially from the results, performance, achievements or developments expressed or implied by such statements can be found in the public documents filed by DragonWave with U.S. and Canadian securities regulatory authorities. DragonWave assumes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by law.

Investor Contact: Russell Frederick CFO DragonWave Inc. rfrederick@dragonwaveinc.com Tel: +1-613-599-9991 ext 2253	Media Contact: Becky Obbema Interprose (for DragonWave) Becky.Obbema@interprosepr.com Tel: +1-408- 778-2024	Media Contact: Nadine Kittle Marketing Communications DragonWave Inc. nkittle@dragonwaveinc.com Tel: +1-613-599-9991 ext 2262